FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                   Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the "Company") on October 10, 2005 announcing its third quarter earnings.
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                                    Exhibit 1
                                    ---------

                              FOR IMMEDIATE RELEASE
                              ---------------------

 Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces
 -----------------------------------------------------------------------------
                         results for 3rd quarter 2005 .
                         ------------------------------

Hamilton, Bermuda, October 10th, 2005

Nordic American Tanker Shipping Ltd (the "Company") today announced its result for the third quarter of 2005. The Company also referred to the announcement of September 26, 2005 including dividend and earnings guidance for the third quarter of 2005.

HIGHLIGHTS

o The Board of Directors has declared a dividend of $0.60 per share for the third quarter of 2005 which is essentially equal to the operating cash flow (*) per share outstanding at the end of the quarter

o     Third quarter net income of $4.3 million or $0.26 per share

o The Company's earnings from vessels in the spot market during the third quarter were lower than in the second quarter, in line with general conditions in the tanker market

o On October 7th the Imarex index for suezmax spot rates was $53,033 per day. The average spot rate according to the Imarex index was $24,677 per day during the third quarter. On October 6th the Company fixed one of it's vessels for an expected period of about 36 days - on terms expected to produce above $50,000 per day on a round trip basis. This is the first fixture in the fourth quarter for our spot vessels

o The Company's 7th vessel, the Nordic Discovery, joined the fleet as from August 9th. This vessel produced revenues for 53 days during the 92 day third quarter

o One vessel was in dry-dock according to plan, reducing the revenue generating days by 28 days, including repositioning to and from the shipyard

o On September 26th the Company agreed to acquire a suezmax vessel which is expected to join the Company's fleet in November, bringing it's fleet to 8 vessels

o The Company refinanced its $300 million credit facility into a five-year non-amortizing credit facility


DIVIDEND PER SHARE, EARNINGS PER SHARE AND FINANCIALS

The Board has declared a dividend of $0.60 per share in respect of the third quarter of 2005. In the preceding quarter the dividend was $0.84 per share. The dividend will be paid on or about November 17th to shareholders of record November as of 2nd 2005.

Net income was $4.3 million for the third quarter of 2005, or $0.26 per share
(EPS). This compares to a net income of $ 9.4 million, or $0.57 per share, for the second quarter of 2005. Operating cash flow(*) was $10.4 million in the third quarter of 2005, compared to $14.1 million in the second quarter of 2005.

The dry-docking of the Nordic Hawk took place in the third quarter. The Company will amortize the dry-docking costs on a straight-line basis in line with general shipping industry market practice until the next scheduled dry-docking. None of our vessels are scheduled for planned dry-docking during the fourth quarter of 2005.

For the third quarter of 2005, our operating costs for the vessels and our general and administrative costs (G&A) were in line with expectations.

During the third quarter of 2005, the Company refinanced it's $300 million credit facility into a 5-year non-amortizing credit facility. The earnings per share for the third quarter were impacted by a non-recurring and non-cash item of $0.38 million, or $0.023 per share, related to the refinancing, and by G&A costs of $0.38 million, a non-cash item associated with the 2004 Stock Option Plan.

The balance sheet item Other Assets is $8.1 million of which $4.0 million is related to unbilled revenue for vessels on spot voyages in progress as of September 30th and prepaid costs to technical and commercial managers at the same time.

For further details on the accounts, please see at the end of this message.

During the third quarter the Company announced that it had filed a registration statement with the U.S. Securities and Exchange Commission for a Dividend Reinvestment and Direct Stock Purchase, where the intention is to enable shareholders to reinvest their dividends in the Company on an individual basis.


THE MARKET - DEMAND AND SUPPLY

The spot market rates for suezmax tankers in the third quarter of 2005 were lower than the rates in the second quarter of 2005. This is in line with general conditions in the tanker market during the quarter. According to the spot assessment of the Imarex Tanker Index, which gives an indication of the level of the spot market, suezmax spot rates were on average $24,677 per day during the third quarter of 2005, compared to $32,654 per day during the second quarter of 2005.

At the beginning of the third quarter (July 1st) the Imarex index indicated a suezmax spot rate of $27,767 per day, while the Imarex index at the end of the quarter (September 30th) was $42,348 per day. As of October 7th the Imarex spot rate for suezmax vessels stood at $53,033. On October 6th the Company fixed one of it's vessels for an expected period of about 36 days - on terms expected to produce above $50,000 per day on a round trip basis.

A seasonal pattern is not unusual, and typically tanker earnings may be weaker during late spring and summer compared to the autumn and winter seasons. During the second half of September the spot market for crude oil tankers (essentially for all sizes) gathered momentum. Spot charter rates are highly volatile and could rise, fall or remain at present levels.

The longer-term prospects of the tanker market depend above all on developments at the macro economic level. The US and the Far East, in particular China, are key players in this regard.

According to the International Energy Agency (IEA), world oil demand is expected to increase by 1.6% and 2.1% in 2005 and 2006 respectively. Global oil demand averaged 82.6 million barrels per day during the third quarter of 2005, a 0.8% increase from the previous quarter, and a 1.2% increase from the third quarter of 2004 respectively.

The world suezmax fleet stood at 320 vessels at the end of the third quarter compared with 305 vessels at the start of 2005. 63 suezmaxes were on order at the end of the third quarter. At the same time 76 vessels had single hull. Because of legislative and environmental restrictions imposed by governmental agencies, single hull vessels are in an exposed competitive position. There is a mandatory schedule for the phasing out of single hull vessels.


THE STRATEGIC PLATFORM

As communicated in the past, the main objective of the Company continues to be value creation via a transparent, predictable and simple strategic platform. The Company has a unique operating model. For the foreseeable future, the Company's Board intends to continue building on this platform containing the following main elements:

o Generally maintain a high exposure to the spot market. In the past the spot market has over time given better return than the fixed rate time charter market

o    Full dividend payout policy as in the past

o Strong balance sheet with low debt to equity ratio and a low cash break even level

o A fleet of high quality, double hulled vessels with focus on impeccable technical operations, environmental focus and cost efficiency

o    Low general and administrative costs

o A growth strategy, with acquisitions that are accretive to earnings and dividend per share


As in the past, the policy of the Company is generally to have a low cash balance. The revolving credit line gives financial flexibility in a more cost efficient manner.


GROWTH - FROM THREE TO EIGHT DOUBLE HULLED VESSELS IN 12 MONTHS

The Company completed the transformation from a passive lease structure into an operating company in October 2004. Since then, the fleet of the company has increased from three to eight vessels (including the vessel expected to be delivered in November 2005).

The fleet:

Name                  Built Size (DWT)  Employment

Gulf Scandic          1997    151,459   long term contract
Nordic Hunter         1997    151,459   spot related terms
Nordic Hawk           1997    151,459   spot related terms
Nordic Voyager        1997    149,591   spot employment
Nordic Fighter        1998    153,181   spot employment
Nordic Discovery      1998    153,181   spot employment
New acquisition (1)   1998    157,332   expected to be employed in the
                                        spot market
Nordic Freedom        2005    159,500   spot employment

(1) expected to be delivered in November 2005 and renamed Nordic Saturn


As of November going forward, we expect to have seven vessels in the spot market or on spot market related terms and one vessel on a fixed rate long term charter. The growth of our fleet increases the earnings potential of our Company.

                                      *****


(*) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income before depreciation, amortization expense and certain non-cash administrative charges. Please see the Company's Web-site at www.nat.bm for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:
              Scandic American Shipping Ltd.
              Manager for
              Nordic American Tanker Shipping Ltd.
              P.O Box 56
              3201 Sandefjord, Norway
              E-mail:  nat@scandicamerican.com
              Web site: www.nat.bm

              Rolf Amundsen
              Chief Financial Officer
              Nordic American Tanker Shipping Ltd.
              Tel: +1 800 601 9079 or + 47 908 26 906

              Herbjorn Hansson
              Chairman & CEO
              Nordic American Tanker Shipping Ltd.
              Tel:  +1 866 805 9504 or + 47 901 46 291
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  October 13, 2005                 By:/s/ Herbjorn Hansson
                                            ----------------------------
                                                Herbjorn Hansson
                                                President and
                                                Chief Executive Officer








01318.0002 #607973